Filed Pursuant To Rule 433

Registration No. 333-203585

May 14, 2015

WORLD GOLD COUNCIL
Gold Demand Trends
First quarter 2015
May 2015
Key changes
Quarter-on
Tonnes -quarter Year-on-year
Gold demand 3% -1%
Jewellery -8% -3%
Technology -11% -2%
Investment 63% 4%
Central banks and other institutions -11% 0%
Supply -4% 0%
Source: Metals Focus; World Gold Council
Contents
Key themes of Q1 2015 02
Global market in overall balance 02
but gold faced local challenges 04
Market commentary 07
Jewellery 07
Investment 10
Central banks and other institutions 13
Technology 14
Supply 15
Gold demand statistics 18
Notes and definitions 26
Contributors
Louise Street
louise.street@gold.org
Krishan Gopaul
krishan.gopaul@gold.org
Mukesh Kumar
mukesh.kumar@gold.org
Carol Lu
carol.lu@gold.org
Alistair Hewitt
Director, Market Intelligence
alistair.hewitt@gold.org
www.gold.org
Micro diversity, macro stability
Global demand dipped by 1% to
1,079.3 tonnes in a generally quiet quarter. Growth in India and the US could not prevent a modest downtick in jewellery demand. Light inflows into ETFs, the first since 2012, boosted investment.
Key themes of Q1 2015 (more details on pages 2-6)
Global market in overall balance. The gold market’s complex eco-system was well balanced in Q1 2015. Conditions differed from market to market, but at an aggregate level, these differences broadly cancelled out.
Gold faced local challenges. Headwinds included economic slowdown and rallying stock markets in China, and near-record local prices in Turkey. We assess these issues and their implications.
Featured Q1 2015 Chart
Year-on-year changes in gold demand, by category
Global gold demand was down just 11 tonnes (t) compared with Q1 2014. Moderate changes in demand at the sector level broadly cancelled out, as did variations in demand across different markets.
Source: Metals Focus; World Gold Council
Tonnes
1,200
1,000
800
600
400
200
0
1,089.9
-19.5
-1.5
10.8
-0.4
1,079.3
-10.6
Q1’14
Jewellery
Technology
Investment
Central banks and other institutions
Q1’15
Net change
Q1’15 v Q1,14

Key themes of Q1 2015

Global market in overall balance…

Top-line demand was broadly neutral – down just 11t (1%) despite substantial underlying differences across geographies and sectors.

Pockets of strength in jewellery were balanced by weakness elsewhere as demand responded to local conditions in each market. Higher volumes in India, the US and the smaller South-East Asian markets were set against declines in China, Turkey, Russia and the Middle East. The net result was a 3% year-on-year contraction in the sector.

A similar divergence occurred between the different categories of investment demand. ETF flows were positive for the first quarter since Q4 2012 as Western investor attitudes towards gold turned more benign and bearish sentiment subsided (**Chart 1**). Conversely, investment in bars and coins came under pressure in a number of areas: strengthening stock markets in India and China drew attention away from gold, and profit-taking in Turkey and Japan was a response to price movements. Nevertheless, global investment in bars and coins still far exceeded historical (pre-crisis) norms and total investment demand expanded by 4% compared with Q1 2014.

Table 1: Data highlights for Q1 2015 (see full details on pages 18–25)

	Tonnes				US$mn			
	Q1'14	Q1'15	5-year average	Year-on-year change	Q1'14	Q1'15	5-year average	Year-on-year change
Demand								
Gold demand	1,089.9	1,079.3	1,114.0	↓ -1%	45,311.1	42,282.1	51,551.6	↓ -7%
Jewellery	620.2	600.8	570.3	↓ -3%	25,784.3	23,534.1	26,097.3	↓ -9%
Technology	81.9	80.4	98.3	↓ -2%	3,403.8	3,147.8	4,506.8	↓ -8%
Investment	268.0	278.8	328.3	↑ 4%	11,140.9	10,921.4	15,436.5	↓ -2%
Total bar and coin	281.5	253.1	335.1	↓ -10%	11,702.1	9,914.6	15,595.5	↓ -15%
ETFs and similar products	-13.5	25.7	-6.8	- -	-561.2	1,006.8	-159.0	- -
Central banks and other institutions	119.8	119.4	117.1	→ 0%	4,982.1	4,678.9	5,511.0	↓ -6%
Consumer demand in selected markets								
India	167.1	191.7	233.2	↑ 15%	6,947.0	7,509.4	10,708.2	↑ 8%
China	293.8	272.9	231.9	↓ -7%	12,214.5	10,689.9	10,705.2	↓ -12%
Middle East	102.3	83.6	80.5	↓ -18%	4,252.4	3,273.2	3,676.7	↓ -23%
United States	32.8	32.3	47.1	↓ -2%	1,361.7	1,263.5	2,161.1	↓ -7%
Europe ex CIS	65.4	73.5	87.7	↑ 12%	2,717.1	2,880.3	4,047.3	↑ 6%
Supply								
Total supply	1,093.3	1,089.2	1,101.9	→ 0%	45,450.1	42,670.0	50,739.0	↓ -6%
Total mine supply	725.8	734.2	730.8	↑ 1%	30,174.9	28,759.8	33,505.1	↓ -5%
Recycled gold	367.4	355.1	371.1	↓ -3%	15,275.1	13,910.3	17,234.0	↓ -9%
Gold price								
LBMA Gold Price (US$/oz)	1,293.1	1,218.5	-	↓ -6%	-	-	-	-

Source: Metals Focus; GFMS, Thomson Reuters; ICE Benchmark Administration; World Gold Council

Gold Demand Trends | First quarter 2015 02

Outside of the realm of consumer demand, buying by central banks and other official sector institutions stayed on an even keel – virtually unchanged from the same period the previous year. Between this and the technology sector, demand was barely 2t lower year-on-year.
Even in changeable conditions, the gold market remains well supported
This contrast between the global picture and the more granular demand data clearly demonstrates the multi-faceted nature of the gold market. The numerous and varying roles that gold plays means it responds to different cues in different ways, smoothing out the fluctuations occurring at a more localised level.
Chart 1: Positive ETF inflows drive growth in investment
ETFs benefited from improved Western investor attitudes towards gold; Q1 2015 was the first quarter of positive net purchases since Q4 2012.
Assets under management (AUM) grew by 26t; US-listed products were the main beneficiaries, but German- and UK-listed ETFs also saw inflows.
Bar and coin demand (-10% year-on-year) remains elevated compared with historical levels: it averaged just over 100t per quarter between 2005 and 2007.
Tonnes 800 600 400 200 0 -200 -400 -600
Q1’10 Q3’10 Q1’11 Q3’11 Q1’12 Q3’12 Q1’13 Q3’13 Q1’14 Q3’14 Q1’15
Total bar and coin demand ETFs and similar products
Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council
Gold Demand Trends | First quarter 2015 03

…but gold faced local challenges
Some localised fluctuations during the first quarter were challenging. Weaker economic growth, higher gold prices in local currency terms and rallying stock markets gave consumers in some markets reason to reappraise their gold buying intentions.
Decrease in Chinese jewellery demand looks less stark from 30,000 feet
Jewellery demand in China fell by 10% – a sizable year-on-year drop in volume given the size of the market – as slowing economic growth impacted consumer sentiment. A lack of consensus over the likely future direction of gold prices further hindered demand. But perspective is helpful here.
Q1 2014 was a record first quarter for Chinese jewellery demand – 236t – making it a very high benchmark for comparison. And jewellery demand in Q1 2015 exceeded its five-year quarterly average by 27%, lending weight to the view that the longer-term uptrend is comfortably intact
(Chart 3).
Rallying domestic equity markets also ate into Q1 gold demand in China, both investment and jewellery. Although not overtly an investment, there is a strong investment motive to jewellery demand, which was undermined as Chinese consumers turned their attention to the stock markets, enticed by the rising trend (Chart 2). This is backed up by data from the China Securities Regulatory Commission (CSRC), which show that almost eight million new stock accounts opened in the first quarter, up 433% year-on-year. While the majority of these were among people born after 1980, it also included the Chinese Dai Ma1 who were among the most prolific buyers amid the gold rush of 2013.
Chart 2: Chinese stock market’s meteoric rise challenges gold demand
As China’s stock market indices have surged, domestic investors – who prefer to buy into an established trend – have flooded into the market in huge numbers.
Equity valuations are stretched and starting to look frothy.
This shift has eaten into demand for gold, which has lacked clear price direction in recent quarters.
Index level 130 125 120 115 110 105 100 95 90
1 January 15 January 29 January 12 February 26 February 12 March 26 March
Volume (bn) 120 100 80 60 40 20 0
Index* trading volume (rhs) — Index* — Gold (CNY)
*Index represents the combined performance and trading volume of the Shanghai Composite and Shenzhen Composite indices.
Note: Index 100 = 1 January 2015.
Source: Bloomberg; ICE Benchmark Administration; Datastream; World Gold Council
1 Dai Ma (also known as Dama) translates loosely as ‘aunties’ and refers to middle-aged women who hold the purse strings and make the decisions regarding their household’s investments.
Gold Demand Trends | First quarter 2015 04

18 carat jewellery has gained market share in recent quarters. The domestic jewellery trade has been quick to react to growing demand in this segment. The higher margins on the product have helped them to recoup some of the losses after margins were squeezed last year. 18 carat jewellery is popular with a younger, more fashion-conscious consumer base, catering to their taste for modern design, which does not align with more traditional, 24 carat Chuk Kam.2
Currency woes in Turkey highlight gold’s role as a liquid asset
Having been under pressure for some time, Turkey’s currency slid sharply. Mounting political risk, dwindling economic growth, soaring unemployment and concern over the independence of the central bank all fuelled a steep drop in the lira. This propelled the local price of gold to near-record levels, pushing above TL100/g a couple of times during March. Jewellery demand was correspondingly weak – its lowest since Q4 2012 at 10.4t. Bar and coin investment was 66% below its five-year quarterly average at 5.2t.
Chart 3: Chinese jewellery demand trend remains intact
10% year-on-year decline in jewellery demand should be considered in context: Q1 2014 was a record first quarter.
Jewellery demand comfortably exceeded the five-year quarterly average 162.9t, extending the long term uptrend.
Growth in the 18 carat segment reflects demand among the younger, more design-conscious populace.
Tonnes 180 160 140 120 100 80 60 40 20 0
Q1’10 Q3’10 Q1’11 Q3’11 Q1’12 Q3’12 Q1’13 Q3’13 Q1’14 Q3’14 Q1’15
Chinese jewellery demand, rolling five-year quarterly average
Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council
2 Chuk Kam is the Cantonese for 24 carat ‘pure’ gold jewellery.
Gold Demand Trends | First quarter 2015 05

Recycling activity jumped by 21% year-on-year as the price surged (Chart 4). These high volumes pushed down prices on the Borsa Istanbul (BIST) below the international price. As a result of this discount, heavy flows of gold were exported to refineries in Switzerland and Dubai, with the positive side-effect of helping to narrow Turkey’s trade gap.
Turkish consumers’ decision to sell back their holdings in the face of difficult economic circumstances proves that gold continues to perform a key function, acting as a liquid asset that can be easily sold in times of need.3 Gold faces further challenges in Turkey over the coming quarters as political and economic concerns linger ahead of the June general election. While restrictions on credit card payments for gold – introduced in February last year – still cast their shadow over demand, the year-on-year impact will start to ease. And sentiment towards gold remains staunchly positive, with price-sensitive consumers looking for lower levels at which to buy. We would expect prices in the realm of TL80-90/g to meet with strong interest.
Chart 4: Turkish recycled gold is highly responsive to the gold price
Gold priced in Turkish lira rocketed in Q1 as investors sold the currency on economic and political concerns.
Near-record prices drew out 85t of old gold to be recycled – up 21% year-on-year – as gold continued to play its role as a liquid asset that can be easily sold during times of economic distress.
Tonnes 90 80 70 60 50 40 30 20 10 0
Q1’13 Q3’13 Q1’14 Q3’14 Q1’15
TL/gram 100 95 90 85 80 75
Recycled gold — Gold (TL/gram, quarter average, rhs)
Source: Metals Focus; ICE Benchmark Association; Datastream; World Gold Council
3 World Gold Council, Turkey: gold in action, January 2015.
Gold Demand Trends | First quarter 2015 06

Market commentary

Jewellery

Mixed fortunes for different markets add up to a fairly steady picture for global jewellery. Demand a tad lower at 600.8t, but holds above five-year average of 570.3t.

Tonnes	Q1'14	Q1'15	Year-on-year change	Year-to-date change
World total	620.2	600.8	↓ -3%	↓ -3%
India	123.5	150.8	↑ 22%	↑ 22%
China	236.0	213.2	↓ -10%	↓ -10%

Jewellery demand dipped by 3% in the first quarter to a shade above 600t, a level to which it has adhered reasonably firmly since Q3 2013. Demand responded, in varying degrees according to specific local market conditions, to economic growth and price movements.

At a country level, the largest decline came from China (-23t) while India added over 27t year-on-year. The impact of these two key markets is illustrated by removing them from the global total: jewellery demand excluding China grew 1% year-on-year, while removing India from the total yields a 9% decline. The extent of this impact confirms the importance of both markets to global consumer demand.

Indian 'recovery' a reflection of weak year-earlier demand; early unseasonal rains may temper growth in the second quarter

A 22% increase in Indian jewellery demand was more a reflection of unusual weakness in the year-earlier period than any particular strength in Q1 2015. The first quarter of last year saw a combination of factors discourage jewellery purchases: import curbs were in full force; approaching government elections created an atmosphere of uncertainty; and temporary restrictions were placed on free movement of cash and assets such as gold. In comparison, conditions in the most recent quarter were far more encouraging, with demand just 3% below its five-year quarterly average of 154.7t.

Demand was muted in January and February – particularly at the wholesale level – as there was some expectation that the government would reduce import duties on gold. Ahead of its February budget, the government removed the ban on gold coin imports, but the budget itself kept import duties intact. Once confirmation was received that the duty would remain unchanged, gold imports doubled in March as the trade – which had been holding off in case the duty was cut – built stocks ahead of Akshaya Tritiya. The reaction in imports was not quite replicated at the consumer level, where the picture is more of a steadying of jewellery demand after the volatility of the last two years.

But the outlook for the sector is healthy, particularly given upward revisions to GDP growth. And demand during the Akshaya Tritiya festival was buoyant, with retailers reporting growth of around 10-15% in sales over last year. One caveat to bear in mind is that the unseasonal rains and hailstorms that hit some parts of the country in late March and early April may undermine some elements of rural demand. However, rural demand remains robust and the crop damage caused by the early rainfall should not translate into a significant drop in Indian demand over the course of the year.

China's jewellery demand: down 10% but longer-term uptrend remains intact

In China, gold jewellery came under pressure from a combination of:

- slowing GDP growth,
- rallying stock markets,
- and a cautious outlook for gold prices.

Against this background of factors, Chinese New Year – traditionally a popular time for buying and gifting gold jewellery – was relatively restrained.

Slower GDP growth dampened consumer sentiment and jewellery demand weakened accordingly. The government's anti-corruption drive continues to restrain demand, although the bulk of the effects of this policy have already been felt and should have a minimal impact on year-on-year comparisons going forward.

Gold Demand Trends | First quarter 2015 07

18 carat gold with a greater design element, particularly appealing to the younger generation of Chinese consumers, has gained market share. In recent years, 24 carat Chuk Kam gold far outweighed the lower carat segment, accounting for around 90% of the market at its peak. It still accounts for the vast majority of demand but has lost some ground over the last year: 18 carat gold now accounts for around 12% of the gold jewellery market in tonnage terms. Although well below the peak of around 20% towards the end of the last decade, this market is growing once again.
Despite the year-on-year decline in Q1, the longer-term rising trend remains firmly intact – see Key themes for further detail.
Mainland weakness was magnified in Hong Kong
Jewellery demand in Hong Kong – down 26% – was harder hit by the anti-corruption campaign than the mainland. Stock-building in Hong Kong was muted following the regional holiday and retailers are shifting their focus to lower carat, higher margin product. The number of tourists visiting from the mainland jumped during the Chinese New Year holiday in February. However, this was followed by a 10% fall in March on tension between Hong Kong and the mainland. Measures to limit the number of trips Shenzhen residents can make to Hong Kong were introduced in April, which may dampen down demand in the second quarter.
Middle Eastern markets were generally weak; Egypt hit by political unrest
General weakness across the Middle East was concentrated in Egypt, where domestic unrest flared up in January. As a result, gold jewellery demand fell by 31% to its lowest level since Q2 2012. At 9t, this was more in line with average levels of demand during the worst of the country’s political turmoil.
Demand in Dubai was relatively resilient, with a minor decline, compared to the wider region, of 8%. Akshaya Tritaya is gaining traction in the market as a gold-buying occasion, catering to the expat Indian community. This emerging trend has positive implications for future demand given the size of the Indian population.
Demand in Turkey responded to the local price environment, which in itself was driven by currency fluctuations. The jump in local prices to near-record levels fed through to a 28% drop in gold jewellery consumption. See Key themes for further detail.
Gold Demand Trends | First quarter 2015 08

Third consecutive year-on-year increase in first quarter US jewellery demand as fragile recovery continues
The upturn in US jewellery demand made further progress in Q1. Demand edged up by almost 1t, the third consecutive year-on-year rise in Q1 jewellery demand (Chart 5). Stocks were built during the quarter and imports are likely to outstrip demand during the next couple of quarters as inventories are further replenished.
US consumers continued to express a preference for higher carat jewellery. However, they were cautious in their approach to spending and the trade views the prospects for the remainder of the year with guarded optimism. Rising household wealth and economic growth provide support, but conservative consumer attitudes towards spending and a general lack of innovation in the design and market are potential headwinds.
The UK market continued to mirror the trend of the US: demand there also grew by 4%. However, European markets as a whole were weaker, amid stronger euro prices and mixed economic signals. Regional demand dipped by 2% to 12.5t.
Chart 5: US jewellery shows sustained year-on-year growth
US jewellery demand has increased year-on-year in 8 out of the last 10 quarters.
The outlook is tentatively optimistic, supported by continued economic improvement: import growth in Q1 was a sign of inventory build by the trade.
% 20 15 10 5 0 -5 -10 -15 -20 -25
Q1’10 Q3’10 Q1’11 Q3’11 Q1’12 Q3’13 Q3’13 Q1’14 Q3’14 Q1’15
US jewellery demand, year-on-year % change
Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council
Gold Demand Trends | First quarter 2015 09

Investment
ETF inflows were the key to a 4% year-on-year rise in investment.
Total bar and coin
Year-on Year-to
-year -date
Tonnes Q1’14 Q1’15 change change
World total 281.5 253.1 -10% -10%
India 43.6 40.9 -6% -6%
China 57.8 59.7 3% 3%
The 11t rise in investment demand over Q1 2014 was due to inflows into ETFs; bar and coin demand sagged, but remains elevated historically. Total investment demand grew moderately to 278.8t, slightly higher than demand for Q1 in both 2013 and 2014 (at 260.1t and 268t respectively). Improvement in demand for ETFs outweighed a contraction in bar and coin investment.
US-listed ETFs benefit from more benign investor mind-set
After two years of net selling, funds flowed into ETFs in modest volume (+25.7t). The outright bearish stance that was taken by many tactical Western holders in 2013 and much of last year has now largely subsided. While concerns over a Greek exit from the euro area have failed to ignite a strong buying trend, they continue to bubble beneath the surface and this provides support to European investment demand. Similarly, expectations regarding a US rate hike in the third quarter are largely priced into the market and there is only limited scope for Fed policy to sideswipe demand. Clearly, one quarter of positive inflows does not signify the start of a new trend. Looking at the monthly data, strong inflows in January and February were partially reversed in March, before the positive trend resumed again in April. The majority of the inflows were directed towards US-listed ETFs, although products listed in Germany and the UK also benefited. Our analysis indicates that strategic investors remain invested, with a third of investors holding US-listed ETFs having held their positions for more than five years.
Bar and coin demand of 253.1t healthy in historical context, despite 28t year-on-year decrease
The 10% year-on-year decline in the segment did not derail the longer term strength in the sector, as shown by five-year quarterly average demand. The heady uptrend in this series has recently levelled off: it has stabilised around 330t over the last eight quarters (Chart 6). But the long-term average is multiples of where it was in earlier years: to give some context, it trebled in the five years from Q1 2008 to Q1 2013.
Chart 6: Long-term strength in bar and coin demand
Localised conditions in key markets, including Turkey, India and Japan, led to a decline in global bar and coin demand.
Europe continued to bolster the sector with demand of 61t; demand in the region as a whole was virtually non-existent prior to the financial crisis.
Tonnes 400 350 300 250 200 150 100 50 0
Q1’05 Q1’06 Q1’07 Q1’08 Q1’09 Q1’10 Q1’11 Q1’12 Q1’13 Q1’14 Q1’15
Total bar and coin demand, rolling 5-years quarterly average
Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council
Gold Demand Trends | First quarter 2015 10

Over the last year, demand in the segment has hovered around 250t. Arguably this may indicate that demand is settling back at more sustainable levels than the 300-400t averages seen during the worst years of the financial crisis.
European bar and coin demand perked up: gained 16% year-on-year
One of the key factors supporting bar and coin demand has been the emergence of a strong European market for gold bars and coins, a market which barely existed prior to the global financial crisis. Demand in the region remained firm in Q1, just 8% below its five-year quarterly average.
A number of geopolitical issues surfaced, not least of which was the resurgence of worries that Greece would be forced to exit the euro area. Added tensions came in the form of continued quantitative easing by the ECB – and a lack of clarity as to how this will ultimately manifest itself – and continued conflict in Ukraine. A surge in the euro price cemented the investment case.
German-speaking countries remained at the forefront of bar and coin demand in Europe, accounting for 49t of the 61t regional total. Indeed, German demand grew by the largest volume (5.4t) as that market had the added benefit of looser rules on cash payment transactions compared with France and Belgium.
Demand has eased so far in the second quarter however, in part due to investor fatigue towards regional economic and political issues.
Turkish demand lowest since Q3 2009 as local price rise encourages selling
In volume terms, the 7t decline in Turkey’s demand for bars and coins was one of the more significant year-on-year changes in demand. As discussed in Key themes, this was very much a price-driven reaction among Turkish investors. The domestic gold price continued to respond to currency weakness in April – exceeding the Q1 high. And the persistent discount in the local market is proof of the fact that investors are still inclined to take profits on their existing holdings rather than add to their investments, waiting for a lower, or at least more stable, price level to assert itself.
Japanese investors further reduce net gold holdings
Net disinvestment of 2.9t in Japan marked the fourth consecutive quarter of negative bar and coin demand in that market. Japanese investors sold more gold bars and coins than they bought as the gold price rose sharply in January. The drop was more the result of a dramatic decline in fresh investment purchases than of a rise in selling. And the year-on-year drop was also due to Q1 2014 being a particularly strong quarter: at that time, investors were rushing to purchase gold ahead of an April increase in VAT.
Chinese bar and coin demand improved marginally: a 3% year-on-year rise translates to volume increase of just under 2t
The year-on-year comparison is, in any case, being made with a relatively weak base period: Q1 2014 was a period in which investment demand subsided sharply after the frenzied buying of the previous year. Stock market strength was also a major obstacle to gold demand. We have discussed previously the fact that Chinese investors prefer to buy into a rising trend and the rallying local stock markets certainly provided that. Trading volumes on the Shanghai Stock Exchange throughout the quarter (Chart 2) attest to this. The lack of a clear trend in the gold price at a time of clear strength in the stock market gave further weight to this shift towards equities.
Gold Demand Trends | First quarter 2015 11

As with gold jewellery, the buying of gold bars and coins for gifting purposes was affected by the anti-corruption campaign, although to a far lesser extent than in previous quarters. Previously very popular as business gifts, bars and coins now face competition from innovative new products such as gold bills – bank notes made from gold. The impact on fine weight of such a shift is clearly negative.
Investment demand in India down to a 6-year low
Indian investors also took advantage of a range of high-performing assets. The positive returns generated by domestic equity markets proved an attractive alternative to gold’s investment appeal, particularly at a time when there were no obvious catalysts to give the gold price clear direction.
Similar to jewellery demand, Indian consumers also reined in their demand for bars and coins in anticipation of a change to government regulation. In the event, the lifting of the ban on gold coin imports failed to spark investment demand, although this was likely related to the falling price of gold at the time. Prices on the local market remain at a small premium and gold continues to enter the country unofficially, both of which point to healthy underlying demand.
Thailand underperforms the wider Asian region
Investment demand among many of the smaller South East Asian markets was little changed. Thailand was a notable exception: demand fell 20% to 19.5t, driven by continued political turmoil and currency trends. The Thai baht has been relatively strong at a time when many other Asian currencies have been depreciating against the US dollar. The impact was to exaggerate the February decline in the gold price, discouraging investment.
US bar and coin demand falters, 1.4t drop reflected in lower imports
After rising to a peak of US$1,300/oz in January, US investors were discouraged by the US$150 drop off in the gold price: bar and coin demand of 9.9t was the lowest level for seven years.
An interesting divergence was evident in US investment in Q1. The 12% drop in investment demand was highly concentrated among non-domestic coins, while local American Eagle and Buffalos were relatively resilient – combined demand for these was down just 3%. In contrast, coin imports (for example, from South Africa, Canada and Australia) slumped 18%.
Gold Demand Trends | First quarter 2015 12

Central banks and other institutions
Buying remains resolute as net purchases extend to 17 consecutive quarters.
Stability and continuity are synonymous with central banks, and these proved to be the defining themes in the first quarter. Central banks and other official institutions continued their buying momentum: net purchases totalled 119.4t in Q1, virtually unchanged compared to the same period in 2014 (Chart 7). The primary driver of this accumulation of gold reserves continues to be diversification. Many central banks remain exposed to a small number of key reserve currencies and look to gold as a hedge against volatile currency movements.
Russia’s appetite for gold remains healthy. After a relatively quiet January and February, it re-entered the market with vigour in March. Net purchases over the quarter came to just over 30t, bringing total gold reserves to almost 1,240t. The supporting cast of other central banks who also reported gold purchases throughout the quarter were also familiar names: Kazakhstan (6.6t), Belarus (2.1t), Malaysia (1.2t) and Mauritius (1t).
Sales during Q1 reached 8.5t, primarily driven by the
5.4t sale from El Salvador, as well as 1.1t from Mongolia.
Overall, the reduction in reserves by some banks remains relatively insignificant, with this unlikely to change any time soon. Sales under the fourth Central Bank Gold Agreement (CBGA4) were lower still. The only notable disposal of gold over the quarter came from Germany (0.8t) as part of its coin minting programme.
Chart 7: Central banks and other official sector institutions remain committed buyers
Net purchases from the sector were remarkably steady year-on-year at 119.4t, holding within the relatively tight 100 –175t range of the last four years.
Diversification motives continue to drive demand in the sector, which was again concentrated among developing markets.
Tonnes 200 150 100 50 0 -50
Q1’10 Q3’10 Q1’11 Q3’11 Q1’12 Q3’12 Q1’13 Q3’13 Q1’14 Q3’14 Q1’15
Net sales Net purchases
Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council
Gold Demand Trends | First quarter 2015 13

Technology
Technology demand sees further declines in first quarter as longer-term substitution trend continues.
Demand for gold in technological applications slipped by 2% to 80.4t, the lowest quarterly level in our records (back to 2000). Substitution and thrifting in this sector continues to weigh on gold, as manufacturers seek out cheaper alternatives.
Gold in electronics down 2% in first quarter
Demand of 63.7t was 2% lower than the same period in 2014. And the narrative for this segment is a familiar one: the running down of inventories and substitution/thrifting by manufacturers led to a weak quarter for electronics demand. Muted production levels among LED chip-makers were due, in part, to inventory management. Increased demand in some areas (lighting and automotive) were offset by falls elsewhere (display backlights and mobile applications). Gold bonding wire again saw losses in market share, experiencing a 2-3% decline in the first quarter. However, it still accounts for around 47% of global bonding wire shipments, supported by strong demand for memory packages.
Ongoing strength in demand for consumer electronics remains a pillar of support for the sector, with wireless chip demand still robust. The Semiconductor Industry Association reported the 23rd consecutive month of positive year-on-year growth in March 2015, suggestive of a cyclical upturn in the industry. The segment is not without its challenges however, as the mobile and tablet markets are coming under downward pressure as they approach maturity.
Other industrial and decorative applications gain 4%
This proved to be the standout segment in the Technology sector, with demand growing by 4% to 12t. Gains were mainly seen in the plating of jewellery and accessories. Gold plated jewellery in India – known locally as ‘one gram gold’ – has been particularly successful in recent quarters, to the extent that prominent retailers have announced ambitious expansion plans. But this has been offset by a long-term decline in demand for jari (a gold thread used in the production of saris), with the net result that Indian demand in this segment was only modestly higher.
Demand for plated items remains healthy in China despite anti-corruption measures and lower economic growth, but demand in Russia has been severely impacted over recent months.
Dental demand dropped 11% as secular decline continues
Gold used in dentistry totalled 4.7t in the first quarter, a year-on-year decline of 11%. Substitution to ceramic alternatives remains the key reason for the decline. This trend is also now visible in emerging markets: as dental care is becoming more widespread, ceramics are now the standard, rather than the alternative to gold.
Gold Demand Trends | First quarter 2015 14

Supply
Total gold supply was little changed year-on-year as lower recycling offset growth in mine supply.
Mine production grew by 2% year-on-year to 729.2t (Chart 8). Looking ahead, a number of small-scale projects scheduled to begin during 2015 will offset continued declines at established operations.
The 16.7t increase in mine production during Q1 was spread across a number of markets. Mongolia’s Oyu Tolgoi mine contributed 4t of growth, largely due to a weak base quarter – operating issues had affected production in Q1 2014.
North American mines generated growth of around 9%. This represented a turnaround for the US market after two consecutive years of falling production. Barrick’s Cortez and Goldstrike mines are among the contributors to this growth. As Cerro Negro in Argentina continued to ramp up, we estimate it added 3t of production year-on-year.
A number of African mines also contributed to the growth. In Namibia, B2Gold’s Otjikoto project poured first gold in December last year and will continue to show positive year-on-year comparisons as it ramps up. Kibali, in the Democratic Republic of Congo, generated marginal growth although prospects for further expansion are somewhat limited.
Chart 8: Total supply steady around 1,090t
Modest year-on-year growth in mine production is expected to tail off in the second half of 2015.
The 3% drop in recycling was largely due to continued shrinkage in western markets. Recycling in Turkey jumped as price-sensitive consumers responded to the local price rise.
Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council
Tonnes
1,400 1,200 1,000 800 600 400 200 0 -200
Q1’10 Q3’10 Q1’11 Q3’11 Q1’12 Q3’12 Q1’13 Q3’13 Q1’14 Q3’14 Q1’15
Mine production Net producer hedging Recycled gold
Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council
Gold Demand Trends | First quarter 2015
15

Around 20 small-scale projects will be coming online in 2015, but we expect these to add only around 20t this year, increasing to a combined total of around 50t in 2016. The net impact, given continued declines at older operations, is likely to be neutral over the course of this year.
2015 will likely unfold as a year of two halves
Despite the growth in mine production in Q1, we stand by our projection for this sector to plateau over the course of this year. A further increase is likely next quarter as the tail end of growth comes through from a number of projects. However, this should fade away as the year progresses; we will likely see negative comparisons in the second half of the year.
Little interest in hedging
Low levels of interest in hedging were illustrated by net hedging of just 5t during the first quarter. Shareholders remain unreceptive towards the activity and we expect supply from this source to stay relatively low (certainly compared with historical levels) over 2015 as a whole.
The outstanding global hedge book currently hovers around 200t, up from below 100t at the end of 2013. A number of producers initiated small positions in 2014, but were eclipsed by both Polyus Gold’s hedge of around 88t of production and Fresnillo’s roughly 47t hedge in the closing months of the year. Deliveries into these positions will eat into the outstanding hedge book, but spread out over the next three-to-four years the quarterly impact will be minor.
Dwindling supply from Western markets drove year-on-year shrinkage in recycling
Compared with Q1 2014, recycling fell by 3% to 355.1t. The reasons for the decline were similar to those throughout the preceding quarters: namely, a drying up of supply from European and US consumers, with supply from the more price-sensitive Asian and Middle Eastern markets responding to price movements.
In contrast with the year-on-year fall, the quarter-on-quarter comparison shows a jump in recycling of almost 90t. This was almost solely due to the surge of recycling in Turkey, where the sharp rise in local prices towards the key TL100/g level triggered hefty sales (discussed in more detail in Key themes). Elsewhere, in Asia and the Middle East, supply was largely stable from Q4 2014.
Recycling in Europe and the US continues to ebb. Improving economic conditions in the US and the much-reduced pool of near-market gold available for recycling in Europe kept the longer term downtrend in place, despite the strong rise in euro prices during January.
Gold Demand Trends | First quarter 2015 16

Data provision
The World Gold Council has unique insight into the global gold market and Gold Demand Trends, our quarterly research publication, is the primary vehicle through which we share these insights. We have discussed previously4 our ‘hybrid data sourcing model’ approach to gold market analysis. This model overlays our core set of demand and supply statistics with quantitative and qualitative information from a range of sources around the world, allowing us to form a holistic view of this complex and diverse market.
Estimating gold demand is inherently challenging given the opacity of certain areas of the market, as well as its overall breadth and complexity. To obtain the best estimates requires an effective combination of quantitative data from a variety of sources – public, proprietary and confidential – and qualitative information gathered through extensive field research. When new data sets become available and new methodologies are developed, we review how these might complement and advance our own methods. To that end, in 2014 we conducted a rigorous assessment of the gold market data landscape – a process which involved an in-depth review of a number of leading data providers. Following this review we appointed Metals Focus as the provider of our core demand and supply statistics.
The approach adopted by Metals Focus in uniting the qualitative and quantitative elements of their analysis provides a deep and rich understanding of gold flows in many of the key markets. A simplified, stylised overview of their approach to analysing and understanding gold demand is depicted below.
The calibre of the Metals Focus team with its extensive global reach and deep sector expertise, combined with greater flexibility in terms of data usage, will enhance the Gold Demand Trends report and maintain its position as the best-in-class source of data on the global gold market. The new data set allows for even greater coverage of demand at an individual country level (see Tables 5, 6 and 7 for the extended breakdown of demand by market). This additional granularity allows us to monitor aggregate demand more accurately and improves our visibility on demand in a range of key markets spanning the globe.
Metals Focus’ quarterly demand data series began in Q1 2013. To ensure we provide historical data consistent with our previous series, we appointed Dr James Abdey, a lecturer of Statistics and Statistical Theory at the London School of Economics and Political Science, to review and validate our approach. Dr Abdey used a well-recognised statistical method to combine the historical GFMS, Thomson Reuters data series with Metals Focus data. We explain the methodology in Creating a consistent data series’, which is available at www.gold.org/supply-and-demand/gold-demand-trends.
The introduction of a new set of gold demand estimates brings a number of changes to the data. Revisions to statistics such as gold demand and supply data are standard as new information comes to light or new measurement methods are introduced. Historical GDP series, for example, are regularly revised on this basis. In most cases the changes to our demand data are insignificant, although for some data points they are more sizable. Importantly, the direction of travel is largely unchanged across all the series even if absolute volumes may differ.
The World Gold Council is committed to publishing the most accurate gold demand data available. We are confident that the move to Metals Focus supports this aim. We continue to monitor and assess all data presented within Gold Demand Trends to ensure that it meets our objective in sharing the most comprehensive, highest quality data as widely as possible.
Data from domestic sources
(including producers, refiners, recyclers, banks, exchanges)
International trade data
Estimate of local supply
Reconciliation with domestic manufacturers and retailers
Fabrication demand estimate
(first transformation of gold bullion into a semi-finished or finished product)
Reconciliation with industry data
(including jewellery trade associations and listed company accounts)
Consumption demand estimate
(gold acquired directly by individuals)
4 Gold Demand Trends, First quarter 2014 and Gold Demand Trends, Second quarter 2014
Gold Demand Trends | First quarter 2015 17

Gold demand statistics

Table 2: Gold demand (tonnes)

	2013	2014	Q2'13	Q3'13	Q4'13	Q1'14	Q2'14	Q3'14	Q4'14	Q1'15	Q1'15 vs Q1'14 % change
Jewellery	2,670.7	2,457.2	822.9	628.4	614.7	620.2	590.2	591.6	655.1	600.8	↓ -3
Technology	354.1	346.5	93.9	87.0	83.6	81.9	86.4	87.9	90.4	80.4	↓ -2
Electronics	248.4	277.6	65.3	61.4	59.1	65.0	68.9	70.7	73.0	63.7	↓ -2
Other industrial	82.7	49.0	22.5	20.0	19.3	11.5	12.6	12.3	12.6	12.0	↑ 4
Dentistry	23.0	19.9	6.1	5.6	5.2	5.3	4.9	4.9	4.8	4.7	↓ -11
Investment	785.9	820.6	162.3	202.2	161.3	268.0	199.2	182.9	170.6	278.8	↑ 4
Total bar and coin demand	1,702.0	1,004.4	593.8	320.9	346.5	281.5	237.1	223.4	262.5	253.1	↓ -10
Physical bar demand	1,335.8	726.0	472.0	262.4	261.4	201.3	170.0	166.9	187.9	193.5	↓ -4
Official coin	266.3	204.6	85.8	42.2	67.0	64.4	49.2	36.1	54.9	45.0	↓ -30
Medals/imitation coin	99.9	73.8	36.1	16.4	18.0	15.8	17.9	20.4	19.7	14.6	↓ -8
ETFs and similar products*	-916.0	-183.8	-431.5	-118.7	-185.2	-13.5	-37.9	-40.5	-91.9	25.7	- -
Central banks and other inst.	625.5	588.0	166.5	138.9	150.0	119.8	157.2	176.7	134.2	119.4	→ 0
Gold demand	4,436.3	4,212.4	1,245.6	1,056.4	1,009.6	1,089.9	1,033.0	1,039.2	1,050.4	1,079.3	↓ -1
LBMA Gold Price, US$/oz	1,411.2	1,266.4	1,414.8	1,326.3	1,276.2	1,293.1	1,288.4	1,281.9	1,201.4	1,218.5	↓ -6

*For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions.*

Source: Metals Focus; GFMS, Thomson Reuters; ICE Benchmark Administration; World Gold Council

Table 3: Gold demand (US$mn)

	2013	2014	Q2'13	Q3'13	Q4'13	Q1'14	Q2'14	Q3'14	Q4'14	Q1'15	Q1'15 vs Q1'14 % change
Jewellery	121,176.1	100,048.6	37,430.0	26,795.2	25,218.9	25,784.3	24,449.5	24,384.9	25,305.3	23,534.1	↓ -9
Technology	16,068.0	14,108.8	4,271.7	3,707.9	3,430.9	3,403.8	3,577.3	3,621.5	3,492.4	3,147.8	↓ -8
Electronics	11,272.1	11,303.6	2,970.8	2,617.6	2,426.1	2,704.3	2,853.8	2,913.8	2,819.1	2,493.5	↓ -8
Other industrial	3,752.3	1,994.3	1,024.9	852.5	790.7	478.1	520.8	506.5	487.4	468.5	↓ -2
Dentistry	1,043.6	810.9	276.0	237.9	214.0	221.4	202.7	201.2	186.0	185.8	↓ -16
Investment	35,659.5	33,412.1	7,384.3	8,621.1	6,617.1	11,140.9	8,249.5	7,538.7	6,588.4	10,921.4	↓ -2
Total bar and coin demand	77,221.7	40,895.6	27,010.2	13,684.1	14,215.3	11,702.1	9,819.5	9,207.9	10,138.2	9,914.6	↓ -15
Physical bar demand	60,607.7	29,560.1	21,468.4	11,188.0	10,725.4	8,368.3	7,042.3	6,877.1	7,256.1	7,580.5	↓ -9
Official coin	12,080.5	8,331.4	3,900.9	1,797.4	2,751.0	2,676.1	2,037.4	1,489.9	2,121.2	1,761.2	↓ -34
Medals/imitation coin	4,533.5	3,004.0	1,640.8	698.7	739.0	657.7	739.8	840.9	760.8	573.0	↓ -13
ETFs and similar products*	-41,562.3	-7,483.5	-19,625.8	-5,063.0	-7,598.2	-561.2	-1,569.9	-1,669.2	-3,549.7	1,006.8	- -
Central banks and other inst.	28,379.3	23,942.4	7,573.9	5,922.0	6,154.9	4,982.1	6,511.7	7,284.7	5,185.5	4,678.9	↓ -6
Gold demand	201,282.9	171,511.9	56,660.0	45,046.2	41,421.8	45,311.1	42,788.1	42,829.7	40,571.6	42,282.1	↓ -7

*For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions.*

Source: Metals Focus; GFMS, Thomson Reuters; ICE Benchmark Administration; World Gold Council

Gold Demand Trends | First quarter 2015 18

Table 4: Gold supply and demand World Gold Council presentation

	2013	2014	Q2'13	Q3'13	Q4'13	Q1'14	Q2'14	Q3'14	Q4'14	Q1'15	Q1'15 vs Q1'14 % change
Supply											
Mine production	3,060.3	3,135.0	738.8	801.9	828.0	712.5	759.8	835.8	826.9	729.2	↑ 2
Net producer hedging	-32.8	99.1	-9.1	-3.5	-15.5	13.4	50.5	-12.1	47.3	5.0	↓ -63
Total mine supply	3,027.6	3,234.1	729.7	798.4	812.5	725.8	810.3	823.7	874.2	734.2	↑ 1
Recycled gold	1,254.6	1,175.9	282.4	314.2	299.7	367.4	273.2	269.6	265.6	355.1	↓ -3
Total supply	4,282.2	4,410.0	1,012.2	1,112.6	1,112.2	1,093.3	1,083.5	1,093.4	1,139.9	1,089.2	→ 0
Demand											
Fabrication – Jewellery[1]	2,705.3	2,480.9	795.2	683.6	633.3	604.0	605.1	637.1	634.6	624.2	↑ 3
Fabrication – Technology	354.1	346.5	93.9	87.0	83.6	81.9	86.4	87.9	90.4	80.4	↓ -2
Sub-total above fabrication	3,059.4	2,827.4	889.1	770.5	716.9	685.9	691.5	725.0	725.0	704.6	↑ 3
Total bar and coin demand	1,702.0	1,004.4	593.8	320.9	346.5	281.5	237.1	223.4	262.5	253.1	↓ -10
ETFs and similar products[2]	-916.0	-183.8	-431.5	-118.7	-185.2	-13.5	-37.9	-40.5	-91.9	25.7	- -
Central banks and other inst.[3]	625.5	588.0	166.5	138.9	150.0	119.8	157.2	176.7	134.2	119.4	→ 0
Gold demand	4,470.8	4,236.1	1,218.0	1,111.6	1,028.2	1,073.7	1,047.8	1,084.7	1,029.8	1,102.8	↑ 3
Surplus/Deficit[4]	-188.6	173.9	-205.8	1.0	84.0	19.5	35.6	8.7	110.1	-13.6	- -
Total demand	4,282.2	4,410.0	1,012.2	1,112.6	1,112.2	1,093.3	1,083.5	1,093.4	1,139.9	1,089.2	→ 0
LBMA Gold Price, US$/oz	1,411.2	1,266.4	1,414.8	1,326.3	1,276.2	1,293.1	1,288.4	1,281.9	1,201.4	1,218.5	↓ -6

1 For an explanation of jewellery fabrication, please see the *Notes and definitions*.
2 For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions*.
3 Excluding any delta hedging of central bank options.
4 For an explanation of Surplus/Deficit, please see the *Notes and definitions*.

Source: Metals Focus; GFMS, Thomson Reuters; ICE Benchmark Administration; World Gold Council

Gold Demand Trends | First quarter 2015 19

Table 5: Jewellery demand in selected countries (tonnes)

	2014	Q1'14	Q2'14	Q3'14	Q4'14	Q1'15	Q1'14 vs Q1'15 % change
India	604.2	123.5	152.6	183.3	144.7	150.8	↑ 22
Pakistan	21.7	4.2	6.0	5.5	6.0	5.1	↑ 22
Greater China	875.3	256.3	199.8	194.4	224.7	228.6	↓ -11
China	807.2	236.0	184.6	181.2	205.4	213.2	↓ -10
Hong Kong	60.0	18.4	12.9	11.2	17.6	13.6	↓ -26
Taiwan	8.0	1.9	2.4	2.0	1.7	1.8	↓ -5
Japan	16.4	3.6	3.8	4.2	4.8	3.3	↓ -7
Indonesia	34.4	12.0	8.0	7.2	7.2	12.6	↑ 5
Malaysia	9.9	2.4	2.8	2.6	2.1	2.5	↑ 5
Singapore	14.5	3.7	4.0	3.6	3.2	3.6	↓ -2
South Korea	10.7	3.0	2.1	2.8	2.8	3.1	↑ 3
Thailand	10.4	3.1	2.0	2.2	3.2	3.2	↑ 5
Vietnam	12.5	3.7	3.1	2.7	3.0	4.1	↑ 10
Middle East	241.1	71.8	65.5	51.0	52.8	64.7	↓ -10
Saudi Arabia	68.4	16.5	18.9	15.0	18.0	17.3	↑ 5
UAE	56.2	18.0	17.2	10.4	10.6	16.5	↓ -8
Kuwait	14.4	5.8	3.2	2.2	3.1	5.0	↓ -15
Egypt	45.1	13.0	11.4	11.1	9.5	9.0	↓ -31
Iran	39.3	11.3	10.4	9.1	8.5	9.8	↓ -13
Other Middle East	17.8	7.2	4.4	3.1	3.1	7.1	↓ -1
Turkey	68.0	14.4	16.5	16.9	20.2	10.4	↓ -28
Russia	67.0	19.6	16.9	16.6	13.9	11.8	↓ -40
Americas	168.3	32.2	38.6	37.6	60.0	32.8	↑ 2
United States	116.6	21.5	25.0	25.6	44.4	22.4	↑ 4
Canada	13.7	2.6	3.2	2.5	5.3	2.5	↓ -3
Mexico	15.8	3.8	3.9	4.2	3.9	4.0	↑ 6
Brazil	22.2	4.3	6.4	5.2	6.3	3.9	↓ -9
Europe ex CIS	76.7	12.7	14.5	12.9	36.6	12.5	↓ -2
France	14.2	2.9	2.7	2.1	6.6	2.7	↓ -5
Germany	10.0	1.8	2.0	1.2	5.0	1.7	↓ -6
Italy	18.7	2.7	3.8	2.9	9.4	2.5	↓ -7
Spain	8.1	1.6	2.0	1.8	2.7	1.7	↑ 4
United Kingdom	25.7	3.8	4.0	4.9	12.9	4.0	↑ 4
Switzerland	-	-	-	-	-	-	- -
Austria	-	-	-	-	-	-	- -
Other Europe	-	-	-	-	-	-	- -
Total above	2,231.0	566.1	536.0	543.5	585.4	549.0	↓ -3
Other and stock change	226.3	54.1	54.2	48.2	69.7	51.7	↓ -4
World total	2,457.3	620.2	590.2	591.6	655.1	600.8	↓ -3

Source: Metals Focus; World Gold Council

Gold Demand Trends | First quarter 2015 20

Table 6: Total bar and coin demand in selected countries (tonnes)

	2014	Q1'14	Q2'14	Q3'14	Q4'14	Q1'15	Q1'14 vs Q1'15 % change
India	206.9	43.6	52.3	54.0	56.9	40.9	↓ -6
Pakistan	13.9	2.9	4.1	3.2	3.6	3.2	↑ 9
Greater China	176.1	60.0	42.5	32.9	40.7	61.8	↑ 3
China	166.4	57.8	39.5	30.8	38.3	59.7	↑ 3
Hong Kong	1.4	0.5	0.3	0.3	0.3	0.4	↓ -24
Taiwan	8.3	1.7	2.7	1.8	2.1	1.7	↑ 2
Japan	-2.0	7.6	-1.1	-0.8	-7.7	-2.9	↑ -
Indonesia	28.5	5.5	6.7	7.5	8.7	5.7	↑ 3
Malaysia	8.8	2.4	2.2	2.2	2.0	2.5	↑ 3
Singapore	7.5	1.7	2.1	2.0	1.8	1.8	↑ 5
South Korea	6.0	1.6	1.6	1.5	1.4	1.5	↓ -4
Thailand	96.4	24.5	18.0	25.6	28.3	19.5	↓ -20
Vietnam	54.2	16.0	12.3	13.2	12.8	14.2	↓ -12
Middle East	71.9	30.5	17.5	12.7	11.2	18.9	↓ -38
Saudi Arabia	15.6	4.9	3.7	3.2	3.8	5.0	↑ 2
UAE	9.9	3.2	2.7	2.1	2.0	3.3	↑ 2
Kuwait	1.0	0.2	0.3	0.2	0.2	0.2	↓ -9
Egypt	6.0	1.7	1.6	1.4	1.3	1.0	↓ -38
Iran	36.1	19.5	8.5	5.0	3.0	8.3	↓ -57
Other Middle East	3.2	0.9	0.8	0.7	0.8	1.0	↑ 9
Turkey	48.6	12.6	15.5	5.5	15.1	5.2	↓ -58
Russia	7.9	2.2	2.2	2.1	1.5	1.3	↓ -43
Americas	54.9	13.4	13.0	12.1	16.4	11.5	↓ -14
United States	47.6	11.2	11.6	10.6	14.2	9.9	↓ -12
Canada	3.7	1.0	0.8	0.7	1.2	0.7	↓ -31
Mexico	2.2	0.7	0.4	0.5	0.7	0.5	↓ -23
Brazil	1.3	0.4	0.3	0.3	0.3	0.4	↓ -16
Europe ex CIS	199.4	52.6	39.5	45.5	61.7	61.0	↑ 16
France	1.3	0.2	0.3	0.3	0.6	0.9	↑ 445
Germany	101.6	26.8	19.5	23.9	31.4	32.2	↑ 20
Italy	-	-	-	-	-	-	- -
Spain	-	-	-	-	-	-	- -
United Kingdom	7.6	2.5	1.6	1.5	2.0	2.0	↓ -22
Switzerland	47.7	12.5	9.8	10.4	15.0	13.8	↑ 11
Austria	10.8	2.7	1.9	2.3	3.8	3.0	↑ 10
Other Europe	30.4	7.9	6.4	7.2	8.8	9.2	↑ 16
Total above	978.8	277.0	228.4	219.0	254.4	245.9	↓ -11
Other and stock change	25.6	4.5	8.7	4.4	8.1	7.2	↑ 63
World total	1,004.4	281.5	237.1	223.4	262.5	253.1	↓ -10

Source: Metals Focus; World Gold Council

Gold Demand Trends | First quarter 2015 21

Table 7: Consumer demand in selected countries (tonnes)

	2014	Q1'14	Q2'14	Q3'14	Q4'14	Q1'15	Q1'14 vs Q1'15 % change
India	811.1	167.1	204.9	237.3	201.7	191.7	↑ 15
Pakistan	35.6	7.1	10.2	8.7	9.6	8.3	↑ 16
Greater China	1,051.4	316.3	242.3	227.3	265.4	290.4	↓ -8
China	973.6	293.8	224.1	212.0	243.7	272.9	↓ -7
Hong Kong	61.4	18.8	13.2	11.5	17.9	14.0	↓ -26
Taiwan	16.3	3.6	5.1	3.8	3.8	3.6	↓ -2
Japan	14.4	11.2	2.6	3.5	-2.9	0.4	↓ -96
Indonesia	62.9	17.6	14.7	14.7	15.9	18.3	↑ 4
Malaysia	18.7	4.8	5.0	4.8	4.1	5.0	↑ 4
Singapore	22.0	5.3	6.1	5.5	5.1	5.3	→ 0
South Korea	16.7	4.5	3.7	4.3	4.2	4.5	↑ 1
Thailand	106.8	27.6	19.9	27.8	31.5	22.7	↓ -18
Vietnam	66.7	19.7	15.3	15.9	15.8	18.3	↓ -7
Middle East	313.0	102.3	83.0	63.6	64.0	83.6	↓ -18
Saudi Arabia	84.0	21.4	22.6	18.2	21.8	22.3	↑ 4
UAE	66.1	21.2	19.9	12.5	12.6	19.8	↓ -7
Kuwait	15.3	6.1	3.5	2.4	3.3	5.2	↓ -15
Egypt	51.1	14.7	13.0	12.5	10.9	10.0	↓ -32
Iran	75.4	30.8	18.9	14.1	11.5	18.2	↓ -41
Other Middle East	21.0	8.1	5.2	3.9	3.9	8.0	→ 0
Turkey	116.6	27.0	32.0	22.3	35.3	15.6	↓ -42
Russia	74.9	21.8	19.0	18.7	15.3	13.0	↓ -40
Americas	223.2	45.5	51.6	49.6	76.4	44.2	↓ -3
United States	164.2	32.8	36.6	36.3	58.6	32.3	↓ -2
Canada	17.4	3.6	4.0	3.2	6.6	3.2	↓ -11
Mexico	18.0	4.5	4.3	4.6	4.6	4.5	↑ 2
Brazil	23.5	4.7	6.7	5.5	6.7	4.2	↓ -10
Europe ex CIS	276.0	65.4	54.0	58.4	98.3	73.5	↑ 12
France	15.4	3.0	2.9	2.3	7.2	3.6	↑ 20
Germany	111.6	28.6	21.5	25.1	36.5	33.8	↑ 18
Italy	18.7	2.7	3.8	2.9	9.4	2.5	↓ -7
Spain	8.1	1.6	2.0	1.8	2.7	1.7	↑ 4
United Kingdom	33.3	6.3	5.6	6.4	14.9	5.9	↓ -6
Switzerland	47.7	12.5	9.8	10.4	15.0	13.8	↑ 11
Austria	10.8	2.7	1.9	2.3	3.8	3.0	↑ 10
Other Europe	30.4	7.9	6.4	7.2	8.8	9.2	↑ 16
Total above	3,209.8	843.1	764.4	762.5	839.8	794.9	↓ -6
Other and stock change	251.8	58.6	62.9	52.5	77.9	59.0	↑ 1
World total	3,461.7	901.7	827.3	815.1	917.6	853.8	↓ -5

Source: Metals Focus; World Gold Council

Gold Demand Trends | First quarter 2015 22

Table 8: Quarterly average price

	2014	Q1'14	Q2'14	Q3'14	Q4'14	Q1'15	Q1'14 vs Q1'15 % change
US$/oz	1,266.4	1,293.1	1,288.4	1,281.9	1,201.4	1,218.5	↓ -6
€/oz	952.8	943.5	939.7	967.0	960.3	1,083.1	↑ 15
£/oz	768.1	781.1	765.4	767.6	758.2	804.9	↑ 3
CHF/kg	37,205.9	37,107.5	36,831.5	37,668.3	37,189.5	37,292.5	→ 0
¥/g	4,297.5	4,271.1	4,228.9	4,282.4	4,407.4	4,666.8	↑ 9
Rs/10g	24,835.1	25,671.6	24,777.9	24,970.8	23,899.0	24,377.9	↓ -5
RMB/g	250.8	253.7	258.1	254.1	237.3	244.3	↓ -4
TL/g	89.0	92.0	87.5	89.1	87.2	96.5	↑ 5

Source: ICE Benchmark Administration; Datastream; World Gold Council

Table 9: Indian supply estimates

	2014	Q1'14	Q2'14	Q3'14	Q4'14	Q1'15	Q1'14 vs Q1'15 % change
Supply							
Net bullion imports	891.5	177.8	206.2	225.2	282.2	226.9	↑ 28
Domestic supply from recycled gold	92.5	30.0	22.5	17.5	22.5	18.0	↓ -40
Domestic supply from other sources[1]	11.2	3.6	2.7	2.5	2.5	2.5	↓ -30
Total supply[2]	995.2	211.4	231.4	245.2	307.2	247.4	↑ 17

1 Domestic supply from local mine production, recovery from imported copper concentrates and disinvestment.
2 This supply can be consumed across the three sectors – jewellery, investment and technology. Consequently, the total supply figure in the table will not add to jewellery plus investment demand for India.

Source: Metals Focus; World Gold Council

Gold Demand Trends | First quarter 2015 23

Table 10: Top 40 reported official gold holdings (as at March 2015)

		Tonnes	% of reserves			Tonnes	% of reserves
1	United States	8,133.5	74%	21	Austria	280.0	45%
2	Germany	3,383.4	68%	22	Belgium	227.4	35%
3	IMF	2,814.0	-	23	Kazakhstan	198.4	26%
4	Italy	2,451.8	67%	24	Philippines	195.3	9%
5	France	2,435.4	65%	25	Algeria	173.6	4%
6	Russia	1,238.3	13%	26	Thailand	152.4	4%
7	China	1,054.1	1%	27	Singapore	127.4	2%
8	Switzerland	1,040.0	7%	28	Sweden	125.7	8%
9	Japan	765.2	2%	29	South Africa	125.2	10%
10	Netherlands	612.5	57%	30	Mexico	122.4	2%
11	India	557.7	6%	31	Libya	116.6	5%
12	Turkey	513.0	16%	32	Greece	112.5	66%
13	ECB	504.8	26%	33	BIS	111.0	-
14	Taiwan	423.6	4%	34	Korea	104.4	1%
15	Portugal	382.5	69%	35	Romania	103.7	11%
16	Venezuela	367.6	69%	36	Poland	102.9	4%
17	Saudi Arabia	322.9	2%	37	Iraq	89.8	5%
18	United Kingdom	310.3	10%	38	Australia	79.9	5%
19	Lebanon	286.8	21%	39	Kuwait	79.0	9%
20	Spain	281.6	19%	40	Indonesia	78.1	3%

For information on the methodology behind this data, as well as footnotes for specific countries, please see our table of Latest World Official Gold Reserves, at *http://www.gold.org/reserve-asset-management/statistics*

Source: IMF IFS, World Gold Council

Gold Demand Trends | First quarter 2015 24

Table 11: Historical data for gold demand

	Tonnes					
	Jewellery	Total bar and coin investment	ETFs and similar*	Technology	Central banks	Total
2005	2,721.0	418.1	211.1	440.4	-663.4	3,127.2
2006	2,301.4	429.8	258.5	471.7	-365.4	3,096.0
2007	2,424.9	437.5	258.8	477.7	-483.8	3,115.1
2008	2,306.2	917.9	324.0	464.7	-235.4	3,777.3
2009	1,816.3	832.3	644.2	414.4	-33.6	3,673.7
2010	2,051.5	1,201.8	421.1	459.9	79.2	4,213.3
2011	2,090.5	1,493.4	236.4	427.0	480.8	4,728.1
2012	2,135.6	1,299.9	306.3	379.1	569.3	4,690.3
2013	2,670.7	1,702.0	-916.0	354.1	625.5	4,436.3
2014	2,457.2	1,004.4	-183.8	346.5	588.0	4,212.4
Q2'13	822.9	593.8	-431.5	93.9	166.5	1,245.6
Q3'13	628.4	320.9	-118.7	87.0	138.9	1,056.4
Q4'13	614.7	346.5	-185.2	83.6	150.0	1,009.6
Q1'14	620.2	281.5	-13.5	81.9	119.8	1,089.9
Q2'14	590.2	237.1	-37.9	86.4	157.2	1,033.0
Q3'14	591.6	223.4	-40.5	87.9	176.7	1,039.2
Q4'14	655.1	262.5	-91.9	90.4	134.2	1,050.4
Q1'15	600.8	253.1	25.7	80.4	119.4	1,079.3

*For a listing of the Exchange Traded Funds and similar products, please see the *Notes and definitions.*

Source: Metals Focus; GFMS, Thomson Reuters; World Gold Council

Gold Demand Trends | First quarter 2015 25

Notes and definitions
All statistics (except where specified) are in weights of fine gold
Notes
Revisions to data
All data is subject to revision in the light of new information.
Historical data series
Demand and supply data from Q1 2014 are provided by Metals Focus. Data between Q1 2010 and Q4 2013 is a synthesis of Metals Focus and GFMS, Thomson Reuters data, which was created using relatively simple statistical techniques. For more information on this process, please see
Creating a consistent data series by Dr James Abdey (www.gold.org/supply-and-demand/gold-demand-trends)
Definitions
Central banks and other institutions
Net purchases (i.e. gross purchases less gross sales) by central banks and other official sector institutions, including supra national entities such as the IMF. Swaps and the effects of delta hedging are excluded.
Consumer demand
The sum of jewellery consumption and total bar and coin investment occurring within a country i.e. the amount (in fine weight) of gold purchased directly by individuals.
Electronics
This measures fabrication of gold into components used in the production of electronics, including – but not limited to – semiconductors and bonding wire.
Dentistry
The first transformation of raw gold into intermediate or final products destined for dental applications such as dental alloys.
ETFs and similar products
Exchange Traded Funds and similar products including, but not limited to: SPDR Gold Shares, iShares Gold Trust, ZKB Gold ETF, ETFS Physical Gold/Jersey, Gold Bullion Securities Ltd, Central Fund of Canada Ltd, Xetra-Gold, Julius Baer Precious Metals Fund – JB Physical Gold Fund, Source Physical Gold P-ETC, Sprott Physical Gold Trust. Over time, new products may be included when appropriate. Gold holdings are as reported by the ETF/ETC issuers and where data is unavailable holdings have been calculated using reported AUM numbers.
Fabrication
Fabrication is the first transformation of gold bullion into a semi-finished or finished product.
Gold demand
The total of jewellery fabrication, technology, total bar and coin demand and demand for ETFs and similar products.
Jewellery
End-user demand for all newly-made carat jewellery and gold watches, whether plain gold or combined with other materials. Excluded are: second-hand jewellery; other metals plated with gold; coins and bars used as jewellery; and purchases funded by the trading-in of existing carat gold jewellery.
Jewellery fabrication
Figures for jewellery fabrication – the first transformation of gold bullion into semi-finished or finished jewellery – are included in Table 4. Differs from jewellery consumption as it excludes the impact of imports/exports and stocking/de-stocking by manufacturers and distributors.
LBMA Gold price PM
Unless otherwise specified, gold price values from 20 March 2015 are based on the LBMA Gold price PM administered by ICE Benchmark Administration (IBA), with prior values being based on the London PM Fix.
London PM Fix
Unless otherwise specified, gold price values prior to 20 March 2015 are based on the London PM Fix, with subsequent values being based on the LBMA Gold price PM administered by ICE Benchmark Administration (IBA).
Medals/imitation coin
Fabrication of gold coins without a face value, produced by both private and national mints. India dominates this category with, on average, around 90% of the total. ‘Medallion’ is the name given to unofficial coins in India. Medals of at least 99% purity, wires and lumps sold in small quantities are also included.
Mine production
The volume (in fine weight) of gold mined globally. This includes an estimate for gold produced as a result of artisanal and small scale mining (ASM), which is largely informal.
Gold Demand Trends | First quarter 2015 26

Net producer hedging
This measures the impact in the physical market of mining companies’ gold forward sales, loans and options positions. Hedging accelerates the sale of gold, a transaction which releases gold (from existing stocks) to the market. Over time, hedging activity does not generate a net increase in the supply of gold. De-hedging – the process of closing out hedged positions – has the opposite impact and will reduce the amount of gold available to the market in any given quarter.
Official coin demand
Investment by individuals in gold bullion coins. It equates to the fabrication by national mints of coins which are, or have been, legal tender in the country of issue. It is measured at the country of consumption rather than at the country of origin (for example, the Perth Mint in Australia, sells the majority of the coins it produces through its global distribution network) and is measured on a net basis. In practice it includes the initial sale of many coins destined ultimately to be considered as numismatic rather than bullion.
Other industrial
Gold used in the production of compounds, such as Gold Potassium Cyanide, for electro-plating in industrial applications as well as in the production of gold-plated jewellery and other decorative items such as gold thread. India accounts for the bulk of demand in this category.
Over-the-counter
Over-the-counter (OTC) transactions (also referred to as ‘off exchange’ trading) take place directly between two parties, unlike exchange trading which is conducted via an exchange.
Physical bar demand
Investment by individuals in small (1kg and below) gold bars in a form widely accepted in the countries represented within Gold Demand Trends. This also includes, where identifiable, gold bought and stored via online vendors. It is measured as net purchases.
Recycled gold
Gold sourced from fabricated products that have been sold or made ready for sale, which is refined back into bullion. This specifically refers to gold sold for cash. It does not include gold traded-in for other gold products (for example, by consumers at jewellery stores) or process scrap (working gold that never becomes part of a fabricated product but instead returns as scrap to a refiner). The vast majority – around 90% – of recycled gold is high-value gold (largely jewellery) and the remainder is gold recovered from industrial waste, including laptops, mobile phones, circuit boards etc. For more detail on recycling, refer to
The Ups and Downs of Gold Recycling, Boston Consulting
Group and World Gold Council, March 2015
(www.gold.org/supply-and-demand).
Surplus/deficit
This is the difference between total supply and gold demand. Partly a statistical residual, this number also captures demand in the OTC market and changes to inventories on commodity exchanges, with an additional contribution from changes to fabrication inventories.
Technology
This captures all gold used in the fabrication of electronics, dental, medical, decorative and other technological applications, with electronics representing the largest component of this category. It includes gold destined for plating jewellery.
Tonne (Metric)
1,000 kg or 32,151 troy oz of fine gold.
Total bar and coin investment
The total of physical bar demand, official coin demand and demand for medals/imitation coin.
Total supply
The total of mine production, net producer hedging and recycling.
Gold Demand Trends | First quarter 2015 27

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Published: May 2015

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